FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2016

TBG DIAGNOSTICS LIMITED

(Translation of registrant’s name into English)

Level 18, 101 Collins Street, Melbourne, Victoria, Australia 3000

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Attached as Exhibit 99.1 is a copy of the Company’s Announcement from August 5th, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TBG Diagnostics Limited

/s/ Blair Lucas

Date: August 5th, 2016	By:	Blair Lucas, Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	TBG Diagnostics Limited to file Form 15-F to voluntarily terminate SEC registration